082-00913

Sainsbury's

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 16 July 2009

SUPPL

Dear Sir

J Sainsbury Announces: Result of AGM.

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 15th July 2009.

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

Enc

dlw 7/30

20/001004

justina.marfo

RECEIVED
2009 JUL 29 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 July 2009

Announcement of AGM Poll Results

Following the Annual General Meeting held today, J Sainsbury plc announces the results of the poll vote for each resolution as follows:

Annual General Meeting Resolutions numbered as per Notice of Meeting		For		Against		Abstentions
		Number	%	Number	%	Number
1	To receive and adopt the audited accounts 21 March 2009	1,340,258,897	99.92	1,043,333	0.08	7,682,268
2	To approve the Remuneration Report for the 52 weeks to 21 March 2009	1,309,385,097	98.66	17,828,042	1.34	21,783,195
3	To declare a final dividend of 9.6 pence per ordinary share	1,341,286,560	100.00	48,547	0.00	7,651,851
4	To re-elect Anna Ford as a Director	1,337,105,410	99.70	4,014,611	0.30	7,844,824
5	To re-elect John McAdam as a Director	1,306,835,510	97.45	34,160,124	2.55	7,977,914
6	To re-elect Darren Shapland as a Director	1,336,632,766	99.75	3,394,767	0.25	8,932,685
7	To re-appoint PricewaterhouseCoopers LLP as Auditors	1,290,664,368	96.33	49,220,399	3.67	9,045,297
8	To authorise the Audit Committee to agree the Auditors' remuneration	1,282,442,759	95.90	54,881,679	4.10	11,651,938
9	To authorise the Directors to allot shares	1,339,004,524	99.85	1,981,070	0.15	7,896,417
10	To authorise the Directors to disapply statutory pre-emption rights (Special Resolution)	1,334,975,836	99.92	1,036,266	0.08	12,929,853
11	To authorise the Company to make 'political donations' and incur 'political expenditure'	1,325,244,500	99.34	8,794,409	0.66	14,925,417
12	To authorise the Company to purchase its own shares (Special Resolution)	1,339,150,437	99.86	1,913,310	0.14	7,919,617
13	To adopt new Articles of Association (Special Resolution)	1,337,536,209	99.83	2,278,465	0.17	9,156,411
14	To authorise the Company to call a general meeting on not less than 14 days' notice (Special Resolution)	1,282,113,533	95.60	59,021,441	4.40	7,845,151

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available for inspection at the UKLA's Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Investor Relations
Anna Tee
+44 (0) 20 7695 7144

Media
Pip Wood
+44 (0) 20 7695 6127